October 25, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington DC 20549-0404

Attn:	Mr. Michael Moran
Accounting Branch Chief

Re:	Wilsons The Leather Experts Inc.
Form 10-K for the fiscal year ended February 3, 2007
Filed March 30, 2007
File No. 000-21543
Dear Mr. Moran:
Enclosed for filing on behalf of Wilsons The Leather Experts Inc. (the “Company”) is our response to the comments received from the Staff of the Commission by letter dated October 12, 2007. The text of the staff’s comments has been included in this letter and we have numbered each response to correspond with the Staff’s comments to facilitate your review.
Management’s Discussion and Analysis
Results of Operations, page 27
1.	We consider the adjustments made to earnings per share for the year ended January 29, 2005, to be non-GAAP based financial measures that are typically not included in documents without specific disclosure as discussed in Item 10(e) of Regulation S-K. If you anticipate including such financial measures in future filings please revise your disclosure to discuss the recurring or non-recurring nature of the charges, the significance to an investor in evaluating the company’s financial condition and/or results of operations and whether the measures relate to material trends. In addition, please disclose the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure and the manner in which management compensates for these limitations when using the non-GAAP financial measure. Reference is made to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, specifically question 8.
      Response:
We agree that the adjustments reflected for the year ended January 29, 2005 are non-GAAP financial measures. Our presentation and disclosures of our use of non-GAAP financial measures relating to our results of operations excluding liquidation, restructuring and other charges were meant to address the requirements of Item 10(e)(i)(A)-(D) of Regulation S-K. In tabular form, we presented the comparable GAAP and non-GAAP financial measures with equal prominence and clearly quantified and reconciled the difference between the applicable GAAP and non-GAAP measures. Our narrative in the “Overview” paragraph on page 27 stated our reasons for believing that these non-GAAP financial measures provide useful information to investors regarding our financial condition and results of operations and the additional purposes for which management uses these non-GAAP financial measures. Exclusion of the liquidation, restructuring and other charges was intended to facilitate comparability of our results of operations period-over-period. Many of the expenses/charges related to the liquidation and restructuring were non-recurring in nature and outside the normal course of operations of our on-going Wilsons Leather business.

This presentation of non-GAAP financial measures relating to the year ended January 29, 2005, will not be required in our Form 10-K to be filed for the year ending February 2, 2008. In addition, we currently have no plans to take similar restructuring and/or liquidation actions of a material nature that would require inclusion of such non-GAAP financial measures in future filings.

However, if circumstances change, the inclusion of any non-GAAP financial measures in future filings will be accompanied by thorough disclosures of both the requirements of Item 10(e) of Regulation S-K and the additional disclosures outlined in question 8 of the Commission’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, such disclosures will include a discussion of the recurring or non-recurring nature of applicable charges, the significance to an investor in evaluating our financial condition and results of operations and whether the measures relate to material trends, as the Staff has recommended.

2.	We note your discussion on page 30 about the decrease in cost of goods sold in 2006 being offset somewhat by temporary and permanent inventory markdowns. Please explain to us the distinction in your accounting between permanent markdowns and temporary markdowns.
      Response:
Temporary markdowns under the retail inventory method reflect temporary reductions in the retail price, which must be reflected in cost of sales at the point of sale when merchandise is sold at the lower promotional price. Permanent markdowns are related to clearance activity and are recorded at the point of decision, when utility of inventory has diminished, versus the point of sale. As disclosed in Note 1 to the consolidated financial statements, “Summary of significant accounting policies — Inventories”, factors considered in the determination of permanent markdowns include current and anticipated demand, customer preferences, age of the merchandise, and style trends. The corresponding reduction to gross margin is recorded in the period in which the decision is made.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-10
3.	We note you recognize revenue for gift cards at redemption. In the future, if gift card usage continues to be significant, please disclose whether your gift cards have expiration dates and your policy for recognizing gift card breakage for unused or unredeemed gift cards.
      Response:
Currently, our gift cards do not have expiration dates and we are not recognizing any income for gift card breakage related to unused or unredeemed gift cards. In future filings, we will disclose that our gift cards do not have expiration dates and our current policy of not recognizing gift card breakage for unused or unredeemed gift cards. We implemented our electronic gift card program in November 2003 and may, in the future, develop a policy on recognizing gift card breakage for unused or unredeemed gift cards as redemption data matures. Details of such policy will be disclosed at that time.
Note 16. Sale/leaseback of headquarters facility, page F-26
4.	We note during June 2002, the Company entered into an agreement for the sale and leaseback of its corporate headquarters. Please explain the terms of your option to “buy out” the lease at the end of the tenth year for a price of $0.5 million. Specifically, tell us whether the option involves repurchasing the property and will include your continued involvement or whether it enables the Company to pay a fee to terminate further involvement in the lease. Additionally, we note you have deferred the $9.4 million gain. Please advise us of the period of time you expect to use the property and your terms for amortizing the gain. Reference is made to SFAS 98 paragraph 11 and SFAS 13 paragraph 33.
      Response:
The sale and leaseback transaction was initially reported on Form 8-K filed with the Commission on June 21, 2002 and the lease agreement, in its entirety, was filed as Exhibit 10.2 to our Form 10-Q for the quarterly period ended August 3, 2002.

Pursuant to Article 2, Section 2.3, “Early Cancellation”, the Company has the right to cancel the lease at its election and upon 12 months’ written notice to our landlord. Such cancellation would be effective as of the day prior to the tenth anniversary of the commencement date of the lease agreement. In addition, a $500,000 cancellation fee is payable to the landlord at least thirty days prior to the effective cancellation date. On the effective cancellation date, the lease and the term shall expire with the same effect as if said date were the originally scheduled expiration of the lease term. Pursuant to Article 18, Section 18.1, “Surrender”, upon the expiration or sooner termination of this lease, tenant shall quit and surrender the property, in the condition required to be maintained in accordance with the lease. The “buy out” option does not involve repurchasing the property and the cancellation fee terminates our further involvement in the lease. Furthermore, there are no provisions in the lease agreement that could be construed as “continuing involvement” in the property as discussed in SFAS 98 paragraph 11. There is no obligation or option to repurchase the property nor can the lessor compel the Company to repurchase the property and Wilsons Leather has not guaranteed the lessor’s investment or a return on the investment as outlined in SFAS 98 paragraphs 11(a) and (b), respectively.

Wilsons Leather is amortizing the $9.4 million deferred gain over the initial 15-year term of the lease (excluding the optional five year renewal period, as there is no assurance that such an extension will be elected). We believe this is consistent with the provisions of SFAS 13 paragraph 33 relating to an operating lease, which requires any gain to be deferred and amortized over the period of time that the asset is expected to be used. The deferred gain is reflected on our balance sheet in current and noncurrent liabilities accordingly and the gain is recognized over the lease term as a reduction to our rent expense.

While our current disclosure regarding this sale/leaseback addresses both the term of the lease and the deferral of the gain on the sale, we will expand future disclosures to reflect the fact that the gain is being recognized over the lease term.
Exhibits 31.1 and 31.2
5.	Please delete the title of the officer from the first sentence of each certification in future filings. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended February 3, 2007 and your Forms 10-Q for the quarterly period ended May 5, 2007 and August 4, 2007.
      Response:
The title of each officer will be deleted from the first sentence of each certification in all future filings, as requested and all wording in said certifications will conform exactly to the format provided by Item 601(b)(31) of Regulation S-K. The titles of our CEO and CFO were included to better identify the certifying individual and was in no way intended to limit the capacity in which such individuals provided the certification in our Form 10-K for the year ended February 3, 2007 and our Forms 10-Q for the quarterly periods ended May 5, 2007 and August 4, 2007.
Please note that in connection with the above responses to the Staff’s comments on the Form 10-K filed by Wilsons The Leather Experts Inc. for the fiscal year ended February 3, 2007, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or questions regarding this filing to the undersigned at 763-391-4101.
Sincerely,
WILSONS THE LEATHER EXPERTS INC.

/s/ STACY A. KRUSE
Stacy A. Kruse
Chief Financial Officer and Treasurer